Exhibit 23.3

Consent of Independent Auditor

We consent to the incorporation by reference in the registration statements (No. 333-220757 and No. 333-206519) on Form S-3 and the registration statements (No. 333-217890 and No. 333-214014) on Form S-8 of MedEquities Realty Trust, Inc. of our report dated March 10, 2016, relating to the consolidated financial statements of GruenePointe Holdings, LLC and Subsidiaries, comprising the consolidated statements of operations and changes in members’ equity, and cash flows for the year ended December 31, 2015, which report appears in the Annual Report on Form 10-K of MedEquities Realty Trust, Inc. for the year ended December 31, 2017, as amended (Form 10-K/A).

/s/ McNair, McLemore, Middlebrooks & Co., LLC

March 31, 2018

Macon, Georgia